UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to

Commission File Number: 001-38888

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Red River Bank 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RED RIVER BANCSHARES, INC.
1412 Centre Court Drive
Suite 501
Alexandria, Louisiana 71301

RED RIVER BANK 401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2022 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator
Red River Bank 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Red River Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Postlethwaite & Netterville

We have served as the Plan's auditor since 2022.

Baton Rouge, Louisiana
June 23, 2023

RED RIVER BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2022	2021
ASSETS
Cash	$—	$10,369
Investments, at fair value:
Mutual funds	21,933,802	—
Pooled separate accounts	—	25,542,206
Red River Bancshares, Inc. stock	2,454,148	2,608,125
Common collective trust	708,811	—
Red River Bancshares, Inc. unitized stock fund	67,552	—
Total investments at fair value	25,164,313	28,150,331
Contributions receivable from employer	733,077	679,998
Contributions receivable from participants	56,465	—
Notes receivable from participants	335,432	302,245
Total Assets	$26,289,287	$29,142,943

LIABILITIES
Total Liabilities	$—	$—

Net Assets Available for Benefits	$26,289,287	$29,142,943

The accompanying notes are an integral part of the financial statements.

RED RIVER BANK 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2022
Additions to net assets attributed to:
Investment income:
Dividends and interest	$594,511
Total Investment Income	594,511
Interest income on notes receivable from participants	15,532
Contributions:
Participant	1,671,149
Employer	733,076
Rollovers	428,938
Total Contributions	2,833,163
Total Additions to Net Assets	3,443,206

Deductions from net assets attributed to:
Net depreciation in fair value of investments	5,261,512
Benefits paid to or for participants	1,014,761
Administrative and other expenses	20,589
Total Deductions from Net Assets	6,296,862

Net decrease in net assets available for benefits	(2,853,656)
Net assets available for benefits, beginning of year	29,142,943
Net assets available for benefits, end of year	$26,289,287
The accompanying notes are an integral part of the financial statements.

RED RIVER BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
1.Description of the Plan
The following description of the Red River Bank 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of Red River Bancshares, Inc. and its subsidiaries (the “Company”) who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Eligibility
The Plan is open to all full-time employees after three months of service. Once the service requirement is met, the employee may enroll immediately.
Plan Administration
The Plan Administrator is the Red River Bank 401(k) Profit Sharing Administrative Committee, which is assisted by a third-party administration service.
Contributions
Each year, participants may elect to contribute a percentage of compensation, up to the maximum deferral amount allowed by the Internal Revenue Service (“IRS”) ($20,500 for 2022), to the Plan. Participants who have attained age 50 or over at the end of the calendar year may make additional deferrals classified as “catch-up contributions” ($6,500 for 2022). The Plan also allows contributions to be in the form of Roth 401(k) contributions. These contributions are included in the participant’s income at the time the compensation would have been received. Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.
The Company can make matching and profit sharing contributions based on the discretion of Red River Bank’s (the “Bank”) Compensation Committee. Employees must work at least 1,000 hours and be employed at the end of the Plan year to receive employer contributions. Matching contributions are made on a percentage, not to exceed 5.0%, of a participant’s elective deferrals. The Compensation Committee elected to not make any profit sharing contributions in 2022. Matching and profit sharing contributions are allocated according to the participant’s compensation deferrals.
Participant Accounts
The Bank remits contributions to the Plan custodian, which holds the plan assets and executes investment transactions as directed. As of January 1, 2022, Ascensus Trust Company (“Ascensus”) is the Plan custodian, and prior to this date John Hancock Life Insurance Company (“Hancock”) was the Plan custodian. The Plan custodian maintains the records of participant data and activity. Participants direct the investment of their account through a choice of mutual funds, separate accounts, and the unitized stock fund of the Company’s common stock. The Plan was amended and restated effective January 1, 2022, and beginning April 1, 2022, participants can add the unitized stock fund as an investment option. Participants may only invest up to 15.0% of their Plan balance and future Plan contributions into the unitized stock fund. In addition, the Plan also holds Company stock that was made available through a one-time offering in 2009. Each participant’s account is credited with the participant’s contributions, employer’s matching contributions, an allocation of the Plan’s earnings, and a pro-rata charge for administrative expenses. Earnings are allocated daily based on participants’ account balances. The Plan document provides for allocation provisions and the disposition of forfeitures.
Notes Receivable from Participants
Participants may borrow from their 401(k) accounts resulting in notes receivable to the Plan. These borrowings are limited to a minimum of $1,000 and cannot exceed the lesser of $50,000 or 50% of the participant’s vested balance. These loans are secured by the vested balance of the participant’s account, bearing interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. The interest rates on loans outstanding as of December 31, 2022 and 2021 ranged from 4.25% to 9.00%. Principal and interest are paid ratably through payroll deductions with a maximum loan term of five years (a longer loan term is available for purchase of a principal residence).

Vesting
Participants are immediately vested in their employee deferral contributions plus actual earnings thereon. Vesting in the Bank’s matching and profit sharing contributions plus actual earnings thereon are based on years of completed service as follows and as further described in the Plan document:

Years	%
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
Amounts not vested at the time a covered employee ceases to participate in the Plan are forfeited and used to reduce the amount of employer contributions or to pay Plan expenses. Forfeited amounts available to apply to employer contributions as of December 31, 2022 and 2021 were $18,573 and $0, respectively. During 2022, no forfeitures were used to reduce the Bank’s contributions or applied to the payment of Plan expenses.
Payment of Benefits
A participant’s account becomes fully vested upon the participant’s death, disability, or attaining normal retirement age. Upon the participant’s termination, death, disability, or retirement, the vested benefits allocated to the participant’s account may be paid in a lump sum.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments are included in net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.
Administrative Expenses
The Company or the Plan may pay expenses of the Plan. Plan expenses paid directly by the Company are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) in the fair value of investments.
Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses is considered necessary as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Contributions
The employer and participant contributions are reported in the year services are rendered to the Company by Plan participants.

Payment of Benefits
Benefits are recorded when paid.
3.    Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy under GAAP are described as follows:
Level 1 - Inputs consist of unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.
Level 2 - Inputs consist of 1) quoted prices for similar assets in active markets, 2) quoted prices for identical or similar assets in inactive markets, 3) inputs other than quoted prices that are observable, and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the level 2 input must be observable for substantially the full term.
Level 3 - Inputs consist of unobservable inputs where there is little or no market activity, and the reporting entity makes estimates and assumptions related to the pricing of the asset including assumptions regarding risk.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The Company used the following methods and assumptions to estimate fair value:
Mutual funds and Red River Bancshares, Inc. common stock - Valued at the daily closing price reported on the active market on which the individual securities are traded.
Common collective trusts and pooled separate accounts - Valued using Net Asset Value per share (“NAV”) practical expedient where the NAV of units held by the Plan are based on the fair value of the underlying investments. There are no unfunded commitments for these investments. They are valued daily, and there are no redemption restrictions.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2022 and 2021:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$21,933,802	$—	$—	$21,933,802
Red River Bancshares, Inc. stock	2,454,148	—	—	2,454,148
Red River Bancshares, Inc. unitized stock fund	67,552	—	—	67,552
Total assets in the fair value hierarchy	$24,455,502	$—	$—	$24,455,502
Investments measured at NAV:
Common collective trust(1)				708,811
Total investments at fair value				$25,164,313

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Red River Bancshares, Inc. stock	$2,608,125	$—	$—	$2,608,125
Total assets in the fair value hierarchy	$2,608,125	$—	$—	$2,608,125
Investments measured at NAV:
Pooled separate accounts(1)	—	—	—	25,542,206
Total investments at fair value				$28,150,331
(1)Certain investments that were measured using NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
4.    Related Party and Party-in-Interest Transactions
Certain Plan investments are mutual funds managed by Ascensus, pooled separate accounts managed by Hancock, and Red River Bancshares, Inc. common stock. These transactions qualify as related party and party-in-interest transactions. The Plan has a number of service providers. Such providers are parties-in-interest under ERISA, which are exempt from the prohibited transaction rules of ERISA. For the year ended December 31, 2022, the Plan had administrative and other expenses of $20,589.
5.    Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.
6.    Plan Tax Status
The prototype form of plan document used by the Plan received favorable opinion letters from the IRS dated March 31, 2014 and June 30, 2020, stating that the prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, it and the related trust are exempt from federal income taxes. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, that, therefore, the Plan is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no IRS audits for any tax periods in progress.
7.    Risks and Uncertainties
The Plan provides for various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events, which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of participants’ securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.    Subsequent Events
Management has evaluated subsequent events through the date that the financial statements were available to be issued, June 23, 2023, and determined that there were no subsequent events requiring disclosure in the financial statements. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

RED RIVER BANK 401(k) PROFIT SHARING PLAN
Employer Identification Number: 72-1412058
Plan Number: 001
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Mutual funds
	BlackRock Lifepath 2035	Mutual fund	**	$4,946,158
	BlackRock Lifepath 2030	Mutual fund	**	3,428,544
	iShares Russell 1000	Mutual fund	**	2,238,735
	Harbor Capital Appreciation	Mutual fund	**	1,658,402
	BlackRock Lifepath 2055	Mutual fund	**	1,579,844
	BlackRock Lifepath 2040	Mutual fund	**	1,006,562
	Columbia Contrarian	Mutual fund	**	800,731
	BlackRock Lifepath 2045	Mutual fund	**	794,191
	Touchstone Mid Cap Growth	Mutual fund	**	747,052
	iShares Russell Mid Cap	Mutual fund	**	688,852
	MFS Value	Mutual fund	**	548,149
	iShares Russell 2000	Mutual fund	**	465,814
	BlackRock Lifepath Retire	Mutual fund	**	425,271
	BlackRock Lifepath 2025	Mutual fund	**	408,038
	Invesco International Growth	Mutual fund	**	372,554
	Metropolitan West Total Return	Mutual fund	**	279,491
	BlackRock Small Cap Growth	Mutual fund	**	279,271
	BlackRock Lifepath 2060	Mutual fund	**	264,176
	BlackRock Lifepath 2050	Mutual fund	**	257,430
	Allspring Special Mid Cap Value	Mutual fund	**	133,264
	American Beacon Small Cap Value	Mutual fund	**	110,270
	BNY Mellon Bond Market Index	Mutual fund	**	97,900
	American Century Inflation Bond	Mutual fund	**	86,393
	Principal Real Estate	Mutual fund	**	70,785
	Virtus Seix High Income	Mutual fund	**	66,097
	Goldman Sachs Small Cap Insights	Mutual fund	**	65,094
	Blackrock High Yield Bond	Mutual fund	**	51,640
	JP Morgan Emerging Markets	Mutual fund	**	43,664
	BlackRock Lifepath 2065	Mutual fund	**	18,944
	Parnassus Mid Cap	Mutual fund	**	486
	Total Mutual Funds			21,933,802

	Employer Stock
*	Red River Bancshares, Inc. stock	Employer Stock	**	2,454,148
*	Red River Bancshares, Inc. unitized stock fund	Employer Stock	**	67,552
				2,521,700

	Collective investment funds
	Invesco Stable Value Trust	Collective trust	**	708,811

*	Participant Loans	***	$—	335,432

				$25,499,745
*    A party-in-interest as defined by ERISA
**    Cost omitted for participant directed investments
***    Interest rates ranging from 4.25% to 9.00% with maturity dates through 2027

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RED RIVER BANK 401(k) PROFIT SHARING PLAN

Date: June 23, 2023	By:	/s/ Andrew B. Cutrer
Andrew B. Cutrer
Chairman of the Red River Bank 401(k) Profit Sharing Administrative Committee

EXHIBIT INDEX

NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm